Atna Commences Drilling at Pinson

Vancouver, B.C. (August 26, 2004). Atna Resources Ltd. (ATN:TSX) is pleased to announce that an exploration drill program has commenced at the Pinson gold project, Humboldt County, Nevada . Twenty-seven drill holes are planned, including 20,000 feet of reverse circulation pre-collars and 10,000 feet of core tails. The program is designed to define the tonnage, grade, and continuity of mineralization known to extend below the previously mined open pits and to acquire geotechnical data for underground planning in two of the main target areas to a depth of 1,500 – 2,000 feet.

The first hole was collared in the CX pit and is expected to intersect mineralization at a shallow depth below the open pit. Initial drilling will focus on the relatively shallow portions of mineralization dipping below both the CX and Mag pits. The company plans to release drill results from groups of several holes at a time as complete assay data become available and check analyses are completed on mineralized intervals. Three additional machines are scheduled to start in late-September.

A total of 500 sample pulps from approximately 64 holes drilled over the past 20 years within the mineralized zones below the CX and Mag pits have been delivered to BSI Inspectorate laboratory for re-bagging, re-numbering, and insertion of blind standards and blanks into the sample sequence. These pulps and an additional 100 sample pulps will be reassayed at the Chemex Labs, in Reno. The reassay program will enable the integration of assay data from old drill holes into a uniform and systematic database with one assay procedure and appropriate analytical standards and quality control.

For further information contact:

ATNA RESOURCES LTD.
Deanna McDonald, Manager, Investor Relations/Geologist
Tel: (604) 684-2285; Fax: (604) 684-8887
E-mail: dmcdonald@atna.com
http://www.atna.com